

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2020

Stephen Orr
Executive Chairman and Chief Executive Officer
Sunshine Silver Mining & Refining Corporation
1660 Lincoln Street
Suite 2750
Denver, CO 80264

> **Re: Sunshine Silver Mining & Refining Corporation**
> **Amendment No. 7 to**
> **Draft Registration Statement on Form S-1**
> **Submitted February 3, 2020**
> **CIK No. 0001517006**

Dear Mr. Orr:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

Executive and Director Compensation, page 164

1. Please update your executive compensation disclosure for your latest fiscal year ended December 31, 2019. See Item 402(n)(1) of Regulation S-K.

Amendments to Registration Statement and Response to Comments - Received February 3, 2020

Exhibits 96.1 and 96.2, page 0

2. We note your response to comment 6, indicating you will provide supplementally, the

excel copies of the cash flow analysis for your Los Gatos and Sunshine mines. As we have not received these materials to date, we re-issue comment 6. Please provide supplementally the excel copies of the cash flow analysis for your Los Gatos and Sunshine mines.

The Company, page 3

3.   We note your disclosure of reserve estimates based on the Cerro Los Gatos Technical Report, which has an effective date of November 27, 2019. We also note several other locations in your filing where your reserve estimates are presented as of the end of the fiscal year ended December 31, 2019. Please revise your disclosure to clearly state your Los Gatos reserves and the feasibility study results have effective dates of January 2017 and have not been updated since that time.

Estimated Mineral Reserves, page 13

4.   We note the decimal point presentation of your reserve estimate in this section. Please modify your filing where you present mineral resource estimates and round off to appropriate significant figures chosen to reflect your order of accuracy.

Sunshine Complex Initial Assessment, page 18

5.   We note your statement the Sunshine Mine economic analysis would not be economically viable without inferred resources and you have not presented a separate cash flow analysis based solely on measured and indicated resources. Please insure this information is presented prominently, e.g. in bold type, when presenting the results of your economic analysis throughout your filing. See Regulation S-K Item 1302(d)(4)(ii)(c).

Overview, page 70

6.   We note you commenced production at the Cerro Los Gatos Mine in August 2019. Please disclose your production information such as tonnage mined, tonnage processed, ore grade, metallurgical recovery, concentrate tonnage, concentrate grade, etc. See Regulation S-K Item 1303(b)(2)(i).

Mineral Resource Estimates - Cerro Los Gatos Mine, Esther and Amapola Deposits, page 121

7.   We note your disclosure of a cutoff grade calculation for your Cerro Los Gatos project in this section and re-issue comment 2. Please modify your disclosure to include the information provided for the cutoff grade calculation for your Cerro Los Gatos project similar to that found in table 14-11, page 107 of the Cerro Los Gatos Technical Report, which has an effective date of November 27, 2019. This would include operating costs, prices, and metallurgical recoveries. See Regulation S-K Item 1304(d)(1).

8.   We note your disclosure of a cutoff grade calculation for your Amapola and Ester projects in this section. Please modify your disclosure to include the information provided for the cutoff grade calculation for your Amapola and Ester projects similar to that found in Table

      14-17, page 123 and Table 14-22, page 130, of the Cerro Los Gatos Technical Report, which has an effective date of November 27, 2019. This would include operating costs, prices, and metallurgical recoveries. See Regulation S-K Item 1304(d)(1).

9.   Prices used to estimate resources and reserves must provide a reasonable basis for establishing the prospects of economic extraction. The price used must be disclosed and an explanation provided, with particularity, your reasons for using the selected price including the material assumptions underlying this price selection. Please revise your price disclosure for your Cerro Los Gatos, Amapola and Esther properties. See Regulation S-K Item 1302(d)(2).

Capital and Operating Costs, page 127

10.   We note your disclosure of the Feasibility Capital and Operating Costs in this section. Please clearly and prominently state the effective date of feasibility study, the associated reserves, and the cost estimates throughout your filing.

Mineral Resource Estimates Sunshine Mine, page 143

11.   We note your mineral resource estimate contains the expected mining dilution and mining losses and does not reflect in-situ grades. Please modify your filing and state clearly how the dilution was calculated for your resource tonnages and grade. In addition state your estimated mining losses in your filing. Please reconcile the footnote which states the resource grades are in-situ estimates.

12.   We note your disclosure of a cutoff grade calculation for your Sunshine Mine in this section. Please modify your filing to include the information used to calculate your cutoff grade calculation. This would include operating costs, prices, and metallurgical recoveries. See Regulation S-K Item 1304(d)(1).

13.   Prices used to estimate resources and reserves for the Sunshine mine must provide a reasonable basis for establishing the prospects of economic extraction. The price used must be disclosed and an explanation provided, with particularity, the reason for using the selected price including the material assumptions underlying the selection. Please revise your price disclosure for your Sunshine mine property. See Regulation S-K Item 1302(d)(2).

Exhibit 96.2 Economic Analysis, page 163

14.   We note your economic analysis for the Sunshine Mine does not include a separate cash flow analysis based solely on measured and indicated resources. Please revise your technical report and include this separate economic analysis and present this with equal prominence. See Regulation S-K Item 1302(d)(4)(ii)(c) and Item 601(b)(96)(iii)(B)(19)(iv).

        You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or
Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding
comments on the financial statements and related matters.   Please contact George K. Schuler,
Mining Engineer, at (202) 551-3718 for engineering related questions. Please Kevin Dougherty,
Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-
3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation